Exhibit 99.1

Utrecht, The Netherlands and Philadelphia, USA – May 31, 2022 – LAVA Therapeutics N.V. (Nasdaq: LVTX) (LAVA), a clinical stage immuno-oncology company focused on developing its proprietary Gammabody™ platform of bispecific gamma delta T cell engagers to transform the treatment of cancer, today announced the Annual General Meeting of Shareholders will take place on Wednesday, June 15, 2022, at 7:30 a.m. CEST, at Beethovenstraat 400, 1082 PR, Amsterdam, the Netherlands.

All relevant documents and information relating to the annual general meeting, including the notice and agenda for the annual general meeting, are available in the “Investors” section of LAVA’s website (www.lavatherapeutics.com) under “Annual Meeting.” The documents will also be made available on the SEC’s website (www.sec.gov). Shareholders who wish to attend the meeting should register as described in the notice and agenda for the annual general meeting.

About LAVA Therapeutics
LAVA Therapeutics N.V. is a clinical stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid and hematologic malignancies. The Company utilizes bispecific antibodies engineered to selectively kill cancer cells by triggering Vγ9Vδ2 (Vgamma9 Vdelta2) T cell antitumor effector functions upon cross-linking to tumor-associated antigens. LAVA-051, the Company’s lead candidate for the treatment of multiple myeloma, chronic lymphocytic leukemia and acute myeloid leukemia, is enrolling patients in a Phase 1/2a clinical study (NCT04887259). A Phase 1/2a clinical study to evaluate LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC) is also enrolling (NCT05369000). For more information, please visit www.lavatherapeutics.com, and follow us on LinkedIn, Twitter and YouTube.

CONTACTS

Investor Relations

ir@lavatherapeutics.com

Argot Partners (IR/Media)

212-600-1902

lava@argotpartners.com